Calamos Advisors LLC

J. Christopher Jackson

Calamos Advisors LLC

2020 Calamos Court

Naperville, IL 60563-2787

(630) 245-8394

October 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Megan Miller

Re:	Calamos Investment Trust (“Investment Trust”) (File No. 811-05443); Calamos Advisors Trust (“Advisors Trust”) (File No. 811-09237); Calamos Convertible and High Income Fund (“CHY”) (File No. 811-21319); Calamos Convertible Opportunities and Income Fund (“CHI”) (File No. 811-21080); Calamos Global Dynamic Income Fund (“CHW”) (File No. 811-22047); Calamos Global Total Return Fund (“CGO”) (File No. 811-21547); and Calamos Strategic Total Return Fund (“CSQ”) (File No. 811-21484) (each, a “Registrant” and, collectively, the “Registrants”)

Dear Ms. Miller:

On September 29, 2016, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registrants’ annual reports (each, an “Annual Report” and, collectively, the “Annual Reports”) filed under the Investment Company Act of 1940, as amended (“1940 Act”) on Form N-CSR for the following periods ended: (i) October 31, 2015 for each Registrant except Advisors Trust and (ii) December 31, 2015 for Advisors Trust.

You requested that written responses to the comments be provided via EDGAR correspondence. Accordingly, the Staff’s comments on the Annual Reports and the Registrants’ responses thereto are set forth below. Capitalized terms not otherwise defined herein have the same meanings set forth in the Annual Reports.

Investment Trust

Calamos Discovery Growth Fund, Calamos Mid Cap Growth Fund, Calamos Evolving World Growth Fund, Calamos Emerging Markets Equity Fund, Calamos Global Equity Fund, Calamos Global Growth and Income Fund, Calamos Convertible Fund, Calamos Global Convertible Fund and Calamos Market Neutral Income Fund (for purposes of this response, each, a “Fund” and, collectively, the “Funds”)

1.	Comment: Please add principal risk disclosure in the Funds’ registration statement on Form N-1A relating to “sector risks” where appropriate. For example, it appears as though the Funds each have had positions in certain sectors that exceed 25% of each Fund’s net assets. On a going-forward basis, consider adding principal risk disclosure relating to the Funds’ focus in any particular sector in the Funds’ registration statement on Form N-1A, as applicable.

Response: The Registrant notes that each Fund is actively managed, and as part of its management duties the investment adviser does an extensive top-down analysis to determine sector overweighting or underweighting for each Fund’s portfolio. As a direct result of this active management, a Fund’s portfolio composition will vary over time in accordance with the investment adviser’s investment convictions, and the Fund may see significant shifts over time as to which sectors are underweighted or overweighted, the magnitude of that underweighting or overweighting, and the duration of that investment exposure.

The variable nature of the each Fund’s active management is reflected in the Registrant’s current prospectuses, which notes that each Fund intends to invest in a diverse portfolio of securities, and which discusses the investment adviser’s use of a “top-down” investment strategy to diversify by company, industry, and sector in addition to other criteria. In addition, the Registrant notes that each Fund’s prospectuses also disclose a risk exists that the value of an investment may decrease “if the investment adviser’s judgment about the attractiveness, value or market trends affecting a particular …sector…is incorrect.”

Notwithstanding the foregoing, the Registrant will take the Staff’s comment under advisement, and will consider whether to modify its existing disclosure as part of its annual update to be filed in February of 2017, with an anticipated effectiveness of March 1, 2017 to add additional disclosure that emphasizes the fact that a Fund may be overweight or underweight one or more sectors in any given period.

All Funds

2.	Comment: The Management Discussion of Fund Performance (“MDFP”) sections disclose that the expense ratios are calculated as of the Funds’ most recent prospectuses. In future filings please include a statement that such expense ratios may differ from the more recent expense ratios reported in the “Financial Highlights.”

Response: The Registrant will add the following disclosure in future filings: “The expense ratios shown above may differ from the more recent expense ratios reported in the Financial Highlights section of this report.”

Calamos Evolving World Growth Fund, Calamos Global Equity Fund and Calamos Global Growth and Income Fund (for purposes of this response, each, a “Fund” and, collectively, the “Funds”)

3.	Comment: It appears that the expense ratios disclosed in the Funds’ current prospectuses differ slightly from the expense ratios disclosed in the “Financial Highlights.” The Staff also notes that there is no line item for “Acquired Fund Fees and Expenses.” Please explain why the expense ratios differ.

Response: The variances are due to “Acquired Fund Fees and Expenses” that are less than 0.01% and thus no line item is reflected in the prospectuses, however the “Acquired Fund Fees and Expenses” are reflected in “Other Expenses” in accordance with Item 3(f)(i) of Form N-1A.

Calamos Market Neutral Income Fund and Calamos Long/Short Fund (for purposes of this response, each, a “Fund” and, collectively, the “Funds”)

4.	Comment: In future filings please move any expense ratio disclosed in the “Financial Highlights” that excludes dividend or interest expense on short positions to a footnote.

Response: The Registrant will make the requested change in future filings.

Calamos Convertible Fund and Calamos Long/Short Fund (for purposes of this response, each, a “Fund” and, collectively, the “Funds”)

5.	Comment: In future filings please discuss the Funds’ use of derivatives and their impact on Fund performance in the MDFP section. See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The Registrant will make the requested change in future filings in instances where a Fund’s use of derivatives materially affected its performance during its most recently completed fiscal year.

Calamos Mid Cap Growth Fund and Calamos Long/Short Fund (for purposes of this response, the “Funds”)

6.	Comment: Please explain the nature of the “Due to custodian bank” liability listed in the Funds’ “Statement of Assets and Liabilities.”

Response: The amounts are due to security purchases at the end of the reporting period.

All Funds/General

7.	Comment: In future filings please include a parenthetical showing the value of securities on loan in the “Statement of Assets and Liabilities.”

Response: The Registrant respectively declines to make the requested change and notes that the value of securities on loan is disclosed under “Note 7 – Securities Lending.”

8.	Comment: In future filings please add a statement to the “Notes to Financial Statements” that the Funds adhere to the accounting and reporting requirements set forth in ASU 2013-08 and ASC 946.

Response: The Registrant will make the requested change in future filings.

9.	Comment: For each Fund with a “tiered” management fee schedule, please consider disclosing the effective management fee rate for the applicable year on a going forward basis.

Response: The Registrant will make the requested change in future filings.

10.	Comment: Please explain the rationale for including the first paragraph directly below the second table on page 153 of the “Notes to Financial Statements.”

Response: The referenced paragraph was inadvertently included. The Registrant will remove the referenced paragraph in future filings.

11.	Comment: If any of the Funds’ expense waivers are subject to recoupment, please consider disclosing in future shareholder reports the dollar amounts of expenses that have been waived and are recoupable under the expense limitation agreements, along with corresponding expiration dates.

Response: If any of the Funds’ expense waivers are or become subject to recoupment, the Registrant will make the requested change in future filings.

12.	Comment: Please state whether the Funds engaged in any Rule 17a-7 transactions or participated in any inter-fund lending agreements during the period. If so, please explain why the related-party disclosure set forth in ASC 850 was omitted. In addition, please confirm that, in general, any Rule 17a-7 transactions are done with appropriate review and oversight by the Registrant’s Board of Trustees.

Response: The Funds did not participate in any Rule 17a-7 transactions or interfund lending agreements during the reporting period. In addition, the Registrant confirms that Rule 17a-7 transactions are done in accordance with the Funds’ Rule 17a-7 policies and procedures, with appropriate review and oversight by the Registrant’s Board of Trustees.

13.	Comment: For any Fund that is a party to a “Master Netting Agreement,” please disclose, in future filings, the terms of the Agreement, including whether there are any restrictions on received or pledged collateral.

Response: The Registrant will add the requested disclosure in future filings. Supplementally, the Registrant notes that the Funds may enter into derivatives transactions, each of which is governed by the terms of a master netting agreement which provides for netting of payment obligations, close-out netting and provision of collateral. When a Fund is required to post collateral under the terms of a derivatives transaction and master netting agreement, the Fund’s custodian holds the collateral in a segregated account, subject to the terms of a tri-party agreement among the Fund, the custodian and the counterparty. The master netting agreement and tri-party agreement provide, in relevant part, that the counterparty may have rights to the amounts in the segregated account in the event that the Fund defaults in its obligation with respect to the derivative instrument that is subject to the collateral requirement. When a counterparty is required to post collateral under the terms of a derivatives transaction and master netting agreement, the counterparty delivers such amount to the Fund’s custodian. The master netting agreement provides, in relevant part, that the Fund may have rights to such collateral in the event that the counterparty defaults in its obligation with respect to the derivative instrument that is subject to the collateral requirement.

14.	Comment: In future filings please consider replacing the word “may” with “will” in the following sentence under “Note 8 – Securities Lending”: The Funds may pay reasonable fees to persons unaffiliated with the Funds for services in arranging these loans. In addition, please indicate whether the securities lending income is shown on a net basis in the “Statement of Operations” and, if not, state why not.

Response: The Registrant will make the requested change in future filings. In addition, the Registrant notes that the securities lending income is shown on a net basis.

15.	Comment: In “Supplemental Information,” the Registrant undertook to file a copy of its By-Laws as an exhibit to the annual filing on Form N-SAR. Please file an amended Form N-SAR to include this exhibit.

Response: In response to the Staff’s comment, the Registrant filed an amended N-SAR on October 14, 2016. In addition, each other Registrant also filed an amended N-SAR on October 14, 2016 in response to the Staff’s comment given to Investment Trust.

Advisors Trust

Calamos Growth and Income Portfolio (for purposes of responses 16-18, the “Fund”)

16.	Comment: It appears that the expense ratio disclosed in the Fund’s current prospectus differs slightly from the expense ratio disclosed in the “Financial Highlights.” Please explain why the expense ratios differ.

Response: The variance is due to “Acquired Fund Fees and Expenses” that are less than 0.01% and thus no line item is reflected in the prospectus, however the “Acquired Fund Fees and Expenses” are reflected in “Other Expenses” in accordance with Item 3(f)(i) of Form N-1A.

17.	Comment: In future filings please add a footnote in the “Financial Highlights” stating that total returns do not include fees or expenses charged by insurance products and that if they were shown, the returns would be lower.

Response: The following disclosure will be added to future reports: “The expenses do not reflect the expenses of the variable insurance contracts or the separate account through which you indirectly invest in the Fund, whichever may be applicable, and the total expenses would be higher if they were included.”

18.	Comment: In future filings please include the statement required by Item 27(b)(6) of Form N-1A.

Response: The following statement will be added to the Annual Report for both Investors Trust and Advisors Trust: “The Trust’s Statement of Additional Information contains additional information about the Trust’s Trustees and Officers and is available without charge, upon request, at www.calamos.com or by calling 800.582.6959.”

Closed-End Funds (CHY, CHI, CHW, CGO and CSQ)

All Funds

19.	Comment: Please consider defining “managed assets” on the Funds’ website and quarterly fact sheets. In addition, please consider including an explanatory note stating that the expense ratios included in the Funds’ “Financial Highlights” are calculated on net assets and may differ.

Response: The Registrants will make the requested changes for periods starting after October 31, 2016.

20.	Comment: In future filings please consider whether there is a more appropriate location for the ISDA disclosure currently contained in Foreign Currency Risk under “Note 6 – Derivative Instruments.”

Response: The ISDA disclosure pertains to the foreign exchange contracts as well as the swaps. The Registrants will reference the ISDA language for swap contracts under interest rate risk in future filings.

CGO (for purposes of this response, the “Fund”)

21.	Comment: In future filings please state whether the Fund has any capital loss carryforwards under “Note 4 – Income Taxes.” If none, please include a statement to that effect.

Response: The Registrant will remove the disclosure related to the RIC Modernization Act changes and will not reference capital loss carryforwards unless the Fund actually has them.

All Funds

22.	Comment: For variable rate securities in the “Schedule of Investments,” please consider disclosing a description of the base reference rate, the end of period interest rate and spread, if any, on a going-forward basis. Alternatively, please consider disclosing the end of period rate in a note to the Schedule.

Response: The Registrants will disclose the end of period rate in the Schedule of Investments in future filings.

23.	Comment: In future filings please include the floating rate payment frequency for interest rate swaps (e.g., monthly or quarterly) in the “Schedule of Investments.”

Response: The Registrants will make the requested change in future filings.

24.	Comment: In future filings please move any expense ratio disclosed in the “Financial Highlights” that excludes dividend or interest expense on short positions to a footnote.

Response: The Registrants will make the requested change in future filings.

CHW (for purposes of this response, the “Fund”)

25.	Comment: “Note 1 – Organization and Significant Accounting Policies” indicates that, under normal circumstances, the Fund will invest at least 40% of its managed assets in securities of foreign issuers. It appears that the Fund’s foreign currency exposure as of October 31, 2015 was 31.9%. Please confirm that the Fund had invested at least 40% of its managed assets in securities of foreign issuers as of October 31, 2015.

Response: The Registrant confirms that the Fund had invested at least 40% of its managed assets in securities of foreign issuers as of October 31, 2015. Supplementally, the Registrant notes that a portion of the Fund’s foreign securities holdings are U.S. dollar denominated, such that from a currency perspective, the overall exposure percentage varies from that of a country-level perspective.

All Funds

26.	Comment: Please confirm that any Fund that makes a distribution that includes a return of capital is in compliance with Rule 19a-1 under the 1940 Act.

Response: The Registrants confirm that any Fund that makes a distribution that includes a return of capital is in compliance with Rule 19a-1 under the 1940 Act.

27.	Comment: In future filings please include disclosure in the “Securities Lending” note that explains what constitutes securities lending income in the “Statement of Operations.”

Response: The Registrants will make the requested change in future filings.

28.	Comment: Please clarify whether the total value of securities on loan as of the period end relates to the SSB Agreement and the BNP Agreement or the SSB Agreement only.

Response: The Registrants will make the requested clarification in future filings.

29.	Comment: In future filings please include a parenthetical showing the value of securities on loan in the “Statement of Assets and Liabilities.”

Response: The Registrants respectively decline to make the requested change and note that the value of securities on loan is disclosed under either “Note 7 – Securities Lending” or “Note 7 – Borrowings.”

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ J. Christopher Jackson

J. Christopher Jackson

Vice President and Secretary

cc:	John P. Calamos, Sr.

Paulita A. Pike, Esq.

Rita Rubin, Esq.